Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                  May 20, 2014

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1192
                    BofA Merrill Lynch cap-X Factor for 2014
                       File Nos. 333-195537 and 811-03763
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 Dear Mr. Bartz:

      This letter is in response to your comment letter sent on May 15, 2014 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1192, filed on April 28, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the BofA Merrill Lynch cap-X Factor for 2014 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. This section discloses that the Trust will invest in stocks that are considered the most attractive and well-positioned for an environment of increased capital expenditures. Please disclose in the summary of principal risks the possibility that an environment of increased capital expenditures may fail to occur during the lifetime of the Trust, and the likely effects this would have on the Trust's investments.

      Response: The requested disclosure has been added to the risk sections.

Investment Summary -- Security Selection

      2. This section also states that the Trust may invest in U.S.-listed foreign companies and real estate investment trusts. Please disclose the risks associated with these types of investments in the summary of principal risks.

      Response: Even though U.S.-listed foreign company securities and real estate investment trusts may be included in the portfolio, we include risks based upon the final portfolio. If such securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren